

OFFERING MEMORANDUM

facilitated by



Rancho Relaxo

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Rancho Relaxo
State of Organization	CA
Date of Formation	11/15/2019
Entity Type	Limited Partnership
Street Address	69930 Highway 111 Ste 116, Rancho Mirage CA, 92270
Website Address	www.ranchorelaxoca.com

(B) Directors and Officers of the Company

Key Person		Stella Adena
Position with the Company	Title	founder
	First Year	2019
Other business experience (last three years)		**KSL Resorts** August 2011-December 2019 Director of Retail Buying for private equity firm dedicated to investments in travel and leisure businesses. Investment philosophy: creating value through improving operational performance. Support firm's investment philosophy through retail initiatives that add value through incremental sales and

	operational refinement. • Responsible for buying and planning of 50 stores in 8 resorts from +500 active vendors. • Manage buying across all classifications (including fine jewelry, women's, active, men's and children's apparel, accessories, footwear, gift, golf (hard and soft goods), pool toys, gourmet, spa, souvenir, sundries, logo, swim, signature product development). • New store development: opened 10 new stores. Establish concept, budget, sales and stock projection by classification, vendor, and season. Partner on store design, construction, fixturing, marketing. • Planning and database management: established and maintains Excel-based OTB and reporting package. Refined database architecture in partnership with data team. • Properties include: The Belfry, Miraval, La Costa, Barton Creek, Rancho Las Palmas, Montelucia, James Royal Palm, Hilton Orlando (italicized properties have been subsequently sold) o National Historical Registry properties: Hotel Del Coronado, The Grove Park Inn, The Homestead o Waldorf Astoria Collection: Grand Wailea, La Quinta Resort, Arizona Biltmore o 5 Star properties: Fairmont Scottsdale Princess, Monarch Beach Resort

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Stella Adena	80%

Team Experience

Stella has called Rancho Mirage home since 2011 after long stints in both New York City and San Francisco. She grew up in Ohio and studied Economics and Japanese at Princeton University. Stella made a career change at 30 from investment banking to fashion. "I remember thinking I was too old to be making this change!" she recalls.

- Stella worked her way up at iconic American brands Liz Claiborne, Limited Brands, Henri Bendel and Ralph Lauren. "The fashion industry is the second largest employer in New York City and I worked for three very large corporations.
- Everyone in that industry is about one degree of separation. My best friends are from that time, all extremely strong and smart women. The camaraderie and support as I launched this has been enormous."
- After 15 years in big cities, she felt she won the career lottery by landing a job at a private equity company that invests in leisure space in Greater Palm Springs. Stella spent eight years at KSL Resorts as director of retail buying for 5 Diamond resorts and properties on the National Historical registry including The Hotel Del, La Quinta Resort, Arizona Biltmore, The Homestead, Grand Wailea, Miraval, The Grove Park Inn, La Costa, and Monarch Beach Resort.
- Catering to a guest on vacation is a passion for Stella. Her mission is to give that guest a physical manifestation of their time of leisure so they can keep that memory alive.
- For more information: https://www.palmspringslife.com/rancho-relaxo/

Our Story

Rancho Relaxo is a celebration of the desert — her mystery and beauty — and our deep connection to the Coachella Valley. It's a destination that is, and has always been, part of the cultural zeitgeist. We opened our doors in November 2019 with the aim to humanize retail. Our inauspicious timing has made our mission even more poignant.

- We believe style is an expression of your character and spirit.. We know personal style is worth celebrating and that looking good has transformative powers.
- We support the creation of objects that are beautiful, functional, and sustainable.
- We believe in empowering craftsmen and artisans.
- We believe that commerce is a tool to drive sustainable growth and development in local communities and world economies.

The Team

Stella Adena, Founder

Stella grew up in Ohio and studied Economics and Japanese at Princeton University. Stella made a career change at 30 from investment banking to fashion. She moved from San Francisco to New York where she worked her way up at iconic American brands Liz Claiborne, Limited Brands, Henri Bendel and Ralph Lauren.

Stella always fantasized about moving to California. She vividly remembers the debut of Beverly Hills 90210 and wanting to have a life of pool parties. After 7 years in both San Francisco and New York, she felt she won the career lottery by getting a job as the Director of Retail at a private equity company that invests in the leisure space in the Palm Springs area.

Stella spent 8 years as the Director of Retail at KSL Resorts, buying for 5 Star, 5 Diamond and resorts on the National Historical registry including The Hotel Del, La Quinta Resort, Arizona Biltmore, The Homestead, Grand Wailea, Miraval, The Grove Park Inn, La Costa, and Monarch Beach Resort.

Catering to a guest on vacation is a passion for Stella. Her mission is to give that guest a physical manifestation of their time of leisure so they can keep that memory alive.

Life presented a cross roads to Stella when her company relocated to Irvine. Stella had found her home in Rancho Mirage and needed to create her own way. This is when Rancho Relaxo was born.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 6 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	December 17, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$50,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Trailer	$9,400	$47,000
Mainvest Compensation	$600	$3,000
TOTAL	$10,000	$50,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the

offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 5.0%[2]
Payment Deadline	2028-10-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.91%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 5.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	1.0%
$20,000	2.0%
$30,000	3.0%
$40,000	4.0%
$50,000	5.0%

[3] To reward early participation, the investors who contribute the first $20,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $20,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Partnership Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited liability Partnership interests are equity securities, with voting rights, whereas the revenue sharing notes being offered are debt securities with no voting rights.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Stella Adena	80%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
SBA	$40,200	3.75%	06/21/2051	
Accion	$50,712	10%	11/10/2024	

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Rancho Relaxo had the inauspicious opening date of November 15, 2019. There are many things on my resume that gives me pride, surviving and thriving over the last 2 years is the top.

Obviously, 2020 was not easy and my business didn't thrive. That said, 2020 reinforced the lesson that my biggest success will come from focusing on where I have control and staying nimble.

One of the most effective tools in my career has been honest post-mortems: what worked, what didn't and what are we going to do differently. I learned very quickly that this tool was even more effective when used realtime to determine where to focus my energy.

The biggest disappointment of 2020 were all the rejection letters for disaster relief funds. I still have not paid myself a salary so I did not qualify for PPE funds. And to qualify for most grants you had to show a sales drop over 2019.

Our biggest success at Rancho Relaxo has been the very loyal repeat customers and strong word of mouth. Our follower and engagement metrics on Instagram add color to this claim. Our next chapter, taking Rancho Relaxo on the road and updating our online platform, will help us better monetize these strengths.

Our most valuable asset has proven to be our name. A very big chunk of our customer base call their homes Rancho Relaxo. Rancho Relaxo symbolizes choosing a life well lived. We were recently awared the trademark and are the path to reach all those who live well to make them our customers.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in

the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$600,000	$660,000	$706,200	$741,510	$763,755
Cost of Goods Sold	$300,000	$330,000	$353,100	$370,755	$381,877
Gross Profit	$300,000	$330,000	$353,100	$370,755	$381,878
EXPENSES					
Rent	$42,000	$43,050	$44,126	$45,229	$46,359
Utilities	$12,000	$12,300	$12,607	$12,922	$13,245
Salaries	$200,000	$220,000	$235,400	$247,170	$254,585
Insurance	$5,000	$5,125	$5,253	$5,384	$5,518
Equipment Lease	$2,000	$2,050	$2,101	$2,153	$2,206
Repairs & Maintenance	$10,000	$10,250	$10,506	$10,768	$11,037
Legal & Professional Fees	$10,000	$10,250	$10,506	$10,768	$11,037
Operating Profit	$19,000	$26,975	$32,601	$36,361	$37,891

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify

you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$139,623.00	$182,754.00
Cash & Cash Equivalents	$28,037.00	$76,659.00
Accounts Receivable	$8,464.00	$8,464.00
Short-term Debt	$65,877.00	$67,334.00
Long-term Debt	$0	$0
Revenues/Sales	$254,686.00	$49,042.00
Cost of Goods Sold	$170,897.00	$27,954.00
Taxes Paid	$0	$0
Net Income	$-146,479.00	$-36,331.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V